SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                 ------------------------------------


                             SCHEDULE 13G
               Under the Securities Exchange Act of 1934

                  Synaptic Pharmaceutical Corporation
                           (Name of Issuer)


                Common Stock, Par Value $.01 Per Share
                    (Title of Class of Securities)

                              87156 R 109
                            (CUSIP Number)


     Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                           Page 1 of 5 pages


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CUSIP No. 87156 R 109                                     Page 2 of 5 pages

 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Ciba-Geigy Limited

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                               (b) [ ]

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
       Switzerland

               5    SOLE VOTING POWER
                      535,715
  NUMBER OF
    SHARES     6    SHARED VOTING POWER
BENEFICIALLY          0
  OWNED BY
   EACH        7    SOLE DISPOSITIVE POWER
 REPORTING            535,715
PERSON WITH
               8    SHARED DISPOSITIVE POWER
                      0

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      535,715

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                [ ]

11   PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (9)
     9.5%

12   TYPE OF REPORTING PERSON
       CO

Item 1(a).  Name of Issuer:

     This Statement on Schedule 13G relates to the common stock, par value $.01 per share (the "Common Stock"), of Synaptic Pharmaceutical Corporation, a Delaware corporation ("Synaptic").

Item 2(a).  Name of Person Filing:

     Ciba-Geigy Limited.

Item 2(b).  Address of Principal Business Office:

     141 Klybeckstrasse, CH-4002 Basle, Switzerland

Item 2(c).  Citizenship:

     Ciba-Geigy Limited is a Swiss corporation.

Item 2(d).  Title of Class of Securities.

     Common stock, par value $.01 per share, of Synaptic.

Item 2(e).  CUSIP Number:

     87156 R 109

Item 3. If this Statement is Filed Pursuant to Rules 13d-(b), or 13D-2(b), Check Whether the Person Filing is a:


          Not applicable.

Item 4.   Ownership.

          (a)  Amount Beneficially Owned:  535,715 shares of Common Stock.

          (b)  Percent of Class:  9.5%




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          (c)  Number of Shares as to Which Ciba-Geigy Limited has:

               (i)  sole power to vote or to direct the vote:
                    535,715

              (ii)  shared power to vote or to direct the vote:
                    Zero

             (iii)  sole power to dispose or to direct the
                    disposition of: 535,715

              (iv) shared power to dispose or to direct the disposition of: Zero

Item 5.   Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company.

               Not applicable.

Item 8.   Identification and Classification of Members of the Group.

               Not applicable.

Item 9.   Notice of Dissolution of Group.

               Not applicable.

Item 10.  Certification.

               Not applicable.



                              Page 4 of 5


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                               SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 13, 1996

                                   CIBA-GEIGY LIMITED

                                     By: /s/ Dr. Herbert Gut
                                         -------------------------
                                         Name:  Dr. Herbert Gut
                                         Title: Senior Division Counsel


                                        /s/ Robin Walker
                                         -------------------------
                                         Name:  Robin Walker
                                         Title: Division Counsel



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